

Mail Stop 3561

March 23, 2009

Trudy F. Sullivan
President and Chief Executive Officer
One Talbots Drive
Hingham, MA 02043

> **Re: The Talbots Inc.**
> **Form 10-Q for Fiscal Quarter Ended November 1, 2008**
> **Filed December 11, 2008**
> **Response Letter Dated March 2, 2009**
> **File No. 1-12552**

Dear Ms. Sullivan:

We have reviewed your filing and response letter and have the following comment. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for fiscal quarter ended November 1, 2008

Note 5. Goodwill and Intangible Assets, page 10

1.   We note from your response to comment 4 of our letter dated January 29, 2009, that you will expand your discussion of critical accounting policies regarding impairment of goodwill and other intangible assets to quantify the sensitivity of your estimates to change based on other outcomes that are reasonably likely to occur and would have a material effect on your financial statements. Please provide us with the text that you intend to include in future filings.

*   *   *

As appropriate, please respond to the comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provide requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Yolanda Guobadia at (202) 551-3562 or Ryan Milne, Branch Chief, at (202) 551-3688 if you have questions regarding comments on the filings and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Beverages, Apparel and
Health Care Services